Exhibit 99.1

FAIRFAX News Release

TSX Stock Symbol: FFH and FFH.U

TORONTO, July 5, 2021

FAIRFAX ANNOUNCES POTENTIAL GAINS ON ITS INVESTMENT IN DIGIT

(Note: All dollar amounts in this Press Release are expressed in U.S. dollars.)

Fairfax Financial Holdings Limited (“Fairfax”) (TSX: FFH and FFH.U) announces that Go Digit General Insurance Limited (“Digit Insurance”), an Indian digital general insurance subsidiary of Fairfax’s 49%-owned Go Digit Infoworks Services Private Limited (“Digit”), has entered into agreements with Faering Capital, Sequoia Capital India, IIFL Alternate Asset Managers and certain other parties to raise approximately $200 million (14.9 billion Indian rupees) for new equity shares, valuing Digit Insurance at approximately $3.5 billion (259.5 billion Indian rupees). The transactions are subject to customary closing conditions, including regulatory approval, and are expected to close in the third quarter of 2021.

When the new equity issuances by Digit Insurance close, the increased valuation of Digit Insurance will result in Fairfax recording a net unrealized gain on investments of approximately $1.4 billion on its investment in Digit compulsorily convertible preference shares (an increase of approximately $47 in book value per basic share). In addition at that time, the pre-tax excess of fair value over carrying value of Fairfax’s equity accounted interest in Digit will increase by approximately $0.4 billion (an increase of a further approximately $14 in book value per basic share), which will not be reflected in Fairfax’s consolidated net earnings or in the calculation of book value per share until the Indian government gives final approval of its announced intention to increase foreign ownership limits in the insurance sector from 49.0% to 74.0% and Fairfax obtains regulatory approval specific to its holdings in Digit.

Fairfax’s 49.0% equity interest in Digit is comprised of a 45.3% interest in Digit common shares and a 3.7% interest through Digit compulsorily convertible preference shares that are considered in-substance equity. Foreign direct ownership in the insurance sector in India is currently limited to 49.0% and, as a result, the remainder of Fairfax’s investment in Digit compulsorily convertible preference shares is recorded at fair value through profit.

Since Digit was founded in 2017, Fairfax has invested approximately $154 million in the company. That investment is currently carried on Fairfax’s balance sheet at $532 million and, when the new equity issuances by Digit Insurance close and the above-mentioned Indian government and regulatory approvals are given, will have an aggregate market value of approximately $2.3 billion. This will result in a gain of approximately $1.8 billion, resulting in an increase in the book value of Fairfax of approximately $61 per basic share.

Fairfax is a holding company which, through its subsidiaries, is engaged in property and casualty insurance and reinsurance and the associated investment management.

FAIRFAX FINANCIAL HOLDINGS LIMITED

95 Wellington Street West, Suite 800, Toronto, Ontario, M5J 2N7 Telephone: 416-367-4941 Facsimile: 416-367-4946

For further information, contact:	John Varnell, Vice President, Corporate Development
(416) 367-4941

In presenting Fairfax’s preliminary unaudited financial information on its investments in Digit in this Press Release, management has included the measure “pre-tax excess of fair value over carrying value”. The excess of fair value over carrying value of this investment, while not included in the calculation of book value per share, is regularly reviewed by management as an indicator of performance. The fair values and adjusted carrying values of Fairfax’s investments in insurance and non-insurance associates represent their fair values and carrying values that are presented in note 6 (Investments in Associates) to Fairfax’s interim consolidated financial statements.

Certain statements contained herein may constitute forward-looking statements and are made pursuant to the “safe harbour” provisions of applicable Canadian securities laws. Such forward-looking statements are subject to known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Fairfax to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, but are not limited to: a reduction in net earnings if our loss reserves are insufficient; underwriting losses on the risks we insure that are higher or lower than expected; the occurrence of catastrophic events with a frequency or severity exceeding our estimates; changes in market variables, including interest rates, foreign exchange rates, equity prices and credit spreads, which could negatively affect our investment portfolio; risks associated with the global pandemic caused by COVID-19, and the related global reduction in commerce and substantial downturns in stock markets worldwide; the cycles of the insurance market and general economic conditions, which can substantially influence our and our competitors’ premium rates and capacity to write new business; insufficient reserves for asbestos, environmental and other latent claims; exposure to credit risk in the event our reinsurers fail to make payments to us under our reinsurance arrangements; exposure to credit risk in the event our insureds, insurance producers or reinsurance intermediaries fail to remit premiums that are owed to us or failure by our insureds to reimburse us for deductibles that are paid by us on their behalf; our inability to maintain our long term debt ratings, the inability of our subsidiaries to maintain financial or claims paying ability ratings and the impact of a downgrade of such ratings on derivative transactions that we or our subsidiaries have entered into; risks associated with implementing our business strategies; the timing of claims payments being sooner or the receipt of reinsurance recoverables being later than anticipated by us; risks associated with any use we may make of derivative instruments; the failure of any hedging methods we may employ to achieve their desired risk management objective; a decrease in the level of demand for insurance or reinsurance products, or increased competition in the insurance industry; the impact of emerging claim and coverage issues or the failure of any of the loss limitation methods we employ; our inability to access cash of our subsidiaries; our inability to obtain required levels of capital on favourable terms, if at all; the loss of key employees; our inability to obtain reinsurance coverage in sufficient amounts, at reasonable prices or on terms that adequately protect us; the passage of legislation subjecting our businesses to additional adverse requirements, supervision or regulation, including additional tax regulation, in the United States, Canada or other jurisdictions in which we operate; risks associated with government investigations of, and litigation and negative publicity related to, insurance industry practice or any other conduct; risks associated with political and other developments in foreign jurisdictions in which we operate; risks associated with legal or regulatory proceedings or significant litigation; failures or security breaches of our computer and data processing systems; the influence exercisable by our significant shareholder; adverse fluctuations in foreign currency exchange rates; our dependence on independent brokers over whom we exercise little control; impairment of the carrying value of our goodwill, indefinite-lived intangible assets or investments in associates; our failure to realize deferred income tax assets; technological or other change which adversely impacts demand, or the premiums payable, for the insurance coverages we offer; disruptions of our information technology systems; assessments and shared market mechanisms which may adversely affect our insurance subsidiaries; and adverse consequences to our business, our investments and our personnel resulting from or related to the COVID-19 pandemic. Additional risks and uncertainties are described in our most recently issued Annual Report which is available at www.fairfax.ca and in our Base Shelf Prospectus (under “Risk Factors”) filed with the securities regulatory authorities in Canada, which is available on SEDAR at www.sedar.com. Fairfax disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable securities law.